OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-52491

CUSIP NUMBER
602496101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
MiMedx Group, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1234 Airport Road, Suite 105

Address of Principal Executive Office (Street and Number)
Destin, Florida 32541

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
MiMedx Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended December 31, 2008 (the “Quarterly Report”) within the prescribed time period because the continuing weakness in the global economy and the capital and credit markets has limited the availability of funds and has severely hampered our efforts to raise additional funds necessary for us to continue our operations. Thus, the Company’s management personnel responsible for obtaining, compiling, and reviewing the information for the Quarterly Report have been required to give priority to seeking additional funding, which have not yet led to commitments for such funding. This delay in the filing of the Company’s Quarterly Report could not have been avoided without unreasonable effort or expense. The Company continues to dedicate significant resources to the completion of its financial statements and the Quarterly Report and expects to file the Quarterly Report within the time period provided for by the filing of this Form 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John C. Thomas, Jr.	770	514-0077
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

Please see attached explanation.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MiMedx Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 18, 2009	By	/s/ John C. Thomas, Jr.

John C. Thomas, Jr.
Chief Financial Officer & Secretary (Principal Financial Officer)

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations expected to be reported for the quarterly period ended December 31, 2008 will reflect significant changes from its results of operations for the quarterly period ended December 31, 2007. As of December 31, 2007, the Company was a shell company and incurred only nominal net losses. The results of operations for the quarter ended December 31, 2008 reflect the Company’s financial results as a development-stage operating company (due to a merger on February 8, 2008), with net losses for the quarter totaling approximately $2,309,000. Further, our cash balance as of the quarter ended December 31, 2008 was approximately $865,000, compared to approximately $2,347,000 as of the quarter ended September 30, 2008. At February 17, 2009, the Company had approximately $110,000 in cash funds available.